

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2022

Allan Shaw
Chief Financial Officer
Portage Biotech Inc.
6 Adelaide Street East, Suite 300
Toronto, Ontario, Canada M5C1H6

   Re: Portage Biotech Inc.
     Form 20-F for the Fiscal Year ended March 31, 2021
     Filed July 29, 2021
     Filed March 4, 2022
     File No. 001-40086

Dear Mr. Shaw:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation